

Yieldstreet Prism Fund

An Alternative Source of Income

June 2022





Overview of Yieldstreet

Business Overview

Yieldstreet













Yieldstreet, by the numbers (as of 2Q22)

Metric	Value
Yieldstreet Members	370K+
Principal & Interest Repaid	$1.5B
Funded on the platform	$3B+
Yieldstreet IRR (excluding Short Term Notes) *	9.71%
$ invested since inception	$2.5B

Accolades

FINANCIAL TIMES

#12 America's Fastest Growing Companies

Yieldstreet

*The internal rate of return ("IRR") represents an average net realized IRR with respect to all matured investments, excluding our Short Term Notes program, weighted by the investment size of each individual investment, made by private investment vehicles managed by YieldStreet Management, LLC from July 1, 2015 through and including March 28, 2022, after deduction of management fees and all other expenses charged to investments

Why Alternatives

A "60/40"allocation to stocks and bonds may no longer be enough to meet long-term investment goals.

Alternatives typically have the potential to provide:

- Low Correlation to traditional asset classes
- Lower Volatility compared to traditional investments
- Enhanced Returns

Adding Alternatives to a portfolio allows it to move its risk/return profile

Investment strategies that include alternatives have the potential to generate higher returns while generally having a lower volatility and correlation to traditional stocks or bonds. As a result, they have expanded the efficient frontier beyond Markowitz's renowned work.



Chart 1: Efficient Frontier and Increasing Alternative Exposures

Source: Bloomberg 1990-2019

Why we exist:

Our goal is to enable millions of people to generate income and put them on a path toward financial independence.

What we are solving:

We believe access to and distribution of alternative investments is fundamentally broken, leading to an income and opportunity gap.

*The internal rate of return ("IRR") represents an average net realized IRR with respect to all matured investments, excluding our Short Term Notes program, weighted by the investment size of each individual investment, made by private investment vehicles managed by YieldStreet Management, LLC from July 1, 2015 through and including March 28, 2022, after deduction of management fees and all other expenses charged to investments

Delivering Investment Returns
9.71% IRR*
on 200+ matured deals

Scaled Alternatives Distribution Engine

$3B+
Funded to Date**

Purpose-Built Investing Platform
370k+
Total Members

As of 2/28/2022. **Figures are inclusive of leverage and short term notes.

 **Yieldstreet**

© 2022 YieldStreet Inc.

Investment Focus

Typically less correlated, cash flow generating investments across multiple asset classes.


Experienced Asset Managers


Low Stock Market Correlation


Targeted Returns


Validated Collateral


Short & Medium Term Duration

>7%
Target Yield

$3+ Billion Funded*

9.71% IRR**



Art
Backed by works of art created by Old Masters through Blue Chip Contemporary artists



Real Estate
Backed by both commercial and residential properties, Single Family Rent/Build For Rent



Third Party Funds
Backed by private equity/venture capital, private credit, crypto, niche strategies



Specialty Finance/ Private Business Credit
Backed by business assets & equipment



Legal
Backed by settled & future case proceeds or law firm assets

*Figures are inclusive of leverage and short term notes.
**The internal rate of return ("IRR") represents an average net realized IRR with respect to all matured investments, excluding our Short Term Notes program, weighted by the investment size of each individual investment, made by private investment vehicles managed by YieldStreet Management, LLC from July 1, 2015 through and including March 28, 2022, after deduction of management fees and all other expenses charged to investments

© 2022 YieldStreet Inc.

Yieldstreet

Powered by Relentless Innovators…



Milind Mehere
Founder & Chief Executive Officer

23+ years of relevant experience

 



Michael Weisz
Founder & President

15+ years of relevant experience





Sylvain Grande
Chief Operating Officer

20+ years of relevant experience



Hrishi Dixit
Chief Technology Officer

25+ years of relevant experience



Mathew Lewis
Chief Revenue Officer

23+ years of relevant experience



Wittney Rachlin
Chief Marketing Officer

20+ years of relevant experience



Ivor Wolk
General Counsel

35+ years of relevant experience



Joel Greengrass
Chief People Officer

25+ years of relevant experience

 



 





…And a Strong Investment Team



Originations	Credit Teams			Portfolio Servicing
	Impala	Private Credit	CRE / SFR	
	Art	Legal	3rd Party	

Capital Markets

Risk & Portfolio Management

Legal, Compliance & Regulatory

© 2022 YieldStreet Inc.

Yieldstreet

Overview of Supply

Origination and Underwriting

Yieldstreet

Institutional Approach to Origination and Underwriting...

Yieldstreet's **origination engine** cultivates and manages relationships with partners to **deliver consistent supply**

- 2,300+ Firms in Yieldstreet's Originator Network

- 8%+ Firms showed Yieldstreet Deals in Q1 2022

- Consistent supply to: Direct Borrowers, Originators, Banks, Specialized Lenders, FinTech partners, Hedge/Private Funds

Four Chapters Covering the end-to-end process

1 Loan Screening
a. Borrower discussion
b. Collateral review for eligibility
c. Indicative term sheet negotiated
d. Greenlight approval
e. Indicative term sheet issued
f. Engagement letter executed

2 Due Diligence & Approval
a. Originator Diligence
b. Internal Data Room
c. Credit Committee

3 Closing & Funding
a. Documentation
b. Operational Prompt
c. Closing Memorandum
d. Transaction Binder

4 Launch
a. Launch Material Dates
b. Transaction Memorandum
i. Investment Memorandum
ii. Series Note Supplement
c. Offering Page
d. Originator Page
e. Marketing Emails
f. Platform Inputs

Yieldstreet

...And a Selective Supply Funnel...

Yieldstreet's origination engine sourced $12.3B of transaction volume across 1,000+ transactions from 500+ partner firms in 2021. **Less than 13% of investments** reviewed in 2021 were selected to be distributed on the platform.



...Combined with Dedicated Risk Processes...

+ **Active management of positions** - Maximize the recovery of invested capital through early intervention, risk monitoring & analytics

+ **Play an essential role in identifying credit/investment issues early**, giving Yieldstreet the opportunity to improve its risk profile

• **Formal management** of turnaround situations:
+
  ○ Define the company's issues,
  ○ Formulate restructuring strategies,
  ○ Negotiate with borrower/originator and other stakeholders,
  ○ Lead Yieldstreet's investment through the restructuring process

Portfolio Management Group

Investment Risk Management	Portfolio Servicing & Analytics
Investment Risk Management	Transaction Management
Restructuring	Portfolio Analytics, Valuation & Research




Yieldstreet

How the Process Works

Qualifying, Onboarding, & Servicing

1. Initiation	2. Due Diligence & Credit Committee	3. Closing/Funding	4. Servicing Activities
1-3 Days	2-3 Weeks (includes legal review)	Yieldstreet can fund within 48 hours of committee approval and completion of due diligence.	Originator services the asset.
Originator sends Yieldstreet an executive summary of the deal.	Once the initial credit review is complete and terms are agreed upon, we conduct our Originator and deal-level due diligence.		3rd Party servicer is tasked with holding reserves
Yieldstreet conducts initial deal screening which includes calls with the Originator/Borrower, market calls and cash flow analysis (if applicable).	We require a full due diligence package including Appraisal, Environmental and Property Condition reports, and Survey, among others.		Originator submits single interest and principal payments.

Originator submits quarterly servicing report.

Yieldstreet is responsible for all other activities, including distributions to its investors, reports, tax forms, etc. |

© 2022 YieldStreet, Inc.

Yieldstreet

Portfolio Management Group Introduction

Utilize a holistic risk management framework through four main functions:

- Portfolio monitoring and servicing based in Athens
- Investment Risk/Asset Management function in NY
- Portfolio analytics, risk appetite/limits monitoring, and portfolio research function
- Recovery management/restructuring function for distressed situations

Name	Title	Location
Christopher Nutt	Director Portfolio Management & Restructuring	NY
Naveen Malhotra	Assoc. Director Portfolio Management & Servicing	NY
Mallika Bendre	Sr. Assoc Portfolio Management	NY
Arnold Tabaku	Sr. Assoc Portfolio Analytics	NY
Antonis Mouzakis	Operations Manager - Team Lead	Athens
Hercules Tzinos	Portfolio Servicing Officer	Athens
Katerina Zarkadoula	Portfolio Servicing Officer	Athens

Portfolio Management Group

Investment Risk Management	Portfolio Management & Analytics
Investment Risk/Asset Management	Transaction Management & Servicing
Restructuring	Portfolio Analytics & Research

Yieldstreet

© 2022 YieldStreet Inc.



Yieldstreet
Prism Fund

Yieldstreet



Overview of the Yieldstreet Prism Fund

Investment Thesis

Diversified Portfolio*	Diversified investments made across 5+ asset classes including Real Estate, Art, Commercial & Consumer Credit, Legal and Corporates
Reduced Market Volatility	Investing in private markets, which reduces impact of market volatility and of potential recession
Secured Investments	Return profile backed by investments made in highly secured opportunities. 69% of portfolio is invested in debt collateralized by hard assets and 62% is secured by first lien loan
Track Record	2+ year track record with over $100M+ in AUM

Access to Diversified Alts Fund

- Access to diversified* income generating alternatives fund
- Investments available at low minimums ($500)
- Quarterly liquidity available**
- Open for Non-accredited investors
- Simplicity of 1099 tax reporting

* The Yieldstreet Prism Fund is a non-diversified closed-end fund for purposes of the Investment Company Act of 1940, as amended (“40 Act”), and is therefore not a 40 Act “diversified” product.

** The Fund intends to offer to repurchase shares from investors at the discretion of the Funds board of directors and depending upon the performance of the Fund. The Fund will limit the number of shares to be repurchase in any calendar year to 20% of the weighted average number of shares outstanding in the prior calendar year or 5% in cash.

Yieldstreet

Yieldstreet Prism Fund

The Prism Fund is designed to take advantage of the potential benefits of alternative asset classes with a focus on income and diversification with a single allocation.

Target Distribution Rate[1]	8.0%	**Distribution**	Quarterly
Annual Management Fee*	1.0%	**Liquidity**	Quarterly
Maximum Admin Expenses*	0.5%	**Fund Leverage**	None
CUSIP	98585H109	**Minimum Investment Amount**	$500
Structure	40 Act Fund	**Tax Reporting**	1099

* Only charged on the Fund's net assets, excluding cash and cash-equivalents

The Yieldstreet Prism Fund is a non-diversified closed-end fund for purposes of the Investment Company Act of 1940, as amended ("40 Act"), and is therefore not a 40 Act "diversified" product.
[1] Reflects the annualized distribution rate that is calculated by taking the most recent quarterly distribution approved by the Fund's Board of Directors and dividing it by prior quarter-end NAV and annualizing it. The Fund's distribution may exceed its earnings. Therefore, a portion of the Fund's distribution may be a return of the money you originally invested and represent a return of capital to you for tax purposes.



A Closer Look..

Yieldstreet Prism Fund Asset Allocation
As of Mar 31, 2022





- Real Estate
- Art
- Legal
- Commercial Credit
- Corporate Credit
- Common Stock
- Cash

- Fixed Income
- Equity
- Prefs & STN
- Cash

Top 5 Holdings
As of Mar 31, 2022



Yieldstreet

Yieldstreet Prism Fund Historical Performance Data

As of March 31st 2022

Annualized IRR Since Inception*,:**
6.76%

1 Year:
6.13%

January - March 2022:
1.69%

January - December 2021:
5.66%

March - December 2020**:
4.45%

Chart legend: 2020, 2021, 2022

- Past Performance is no guarantee of future results. Any historical returns, expected returns, or probability projections may not reflect actual future performance. All securities involve risk and may result in significant losses.

* For illustrative purposes only. All figures represent past performance and are not indicative of future results. No investment strategy can guarantee performance results. Annualized IRR are based on changes in NAV. Returns reflect the deduction of all Fund expenses, including management fees, operating expenses, and other Fund expenses. Annualized IRR assumes the reinvestment of all distributions.
** Fund's inception date is March 9, 2020.



Appendix

Yieldstreet Prism Fund

Board of Directors

Name	Positions(s) Held with Company	Term & Length of Time Served	Principal Occupation(s) During Past 5 Years	Directorships Held by Director During Past 5 Years
Michael Weisz	President and Chief Investment Officer, YieldStreet Management, LLC and Director	Director since October 2019	Since 2015, Mr. Weisz has served as President and Chief Investment Officer of our Adviser and as the President of YieldStreet. Since 2013, Mr. Weisz has served as Chief Investment Officer of Soli Capital, a specialty finance lender and investor with an affinity to litigation finance	N/A
Milind Mehere	Chief Executive Officer, Yieldstreet Management, LLC and Director	Director since October 2018	Since 2015, Mr. Mehere has served as Chief Executive Officer of our Adviser and YieldStreet. From 2006-2014, Mr. Mehere worked at Yodle, an online marketing company, as General Manager of Canada, Vice President of Business Development & Channel Sales and Vice President of Client Management & Operations	N/A
John C. Siciliano	Director and Chairman of the Board	Director since October 2019	Chairman at Avondale Strategies, LLC since May 2019; Senior Managing Director and Global Strategy Leader, Asset and Wealth Management at PricewaterhouseCoopers, LLP from September 2012 until May 2019	Board Member at Sabre Corp. since April 2019; Chair of the Compensation Committee, Member of the Nominating and Governance Committee, and Member, Executive Committee at Sabre Corp.; Trustee and Audit Committee Chair at Pacific Global ETFs, a Pacific Life Company, from 2018 to 2021.
William M. Riegel	Independent Director	Director since October 2019	Chief Investment Officer and Senior Managing Director at TIAA Asset Management from June 2013 until April 2017	N/A
James A. Jessee Director)	Independent Director	Director since October 2019	President at MFS Fund Distributors, Inc. from October 2004 until December 2017	Board Member of Waddell & Reed Financial, Inc. (WDR0 from July 2019 - April 2021. Independent trustee for the SSGA Select Sector SPDR Trust since November 2021.

Yieldstreet

© 2022 YieldStreet Inc.

Real Estate
Investment Strategy



Mitchell Rosen is a Managing Director and Head of Real Estate at Yieldstreet. Mitch brings over 20 years of institutional CRE experience with him (Brigade Capital, Marathon Asset Management, Capital Trust, JP Morgan) and manages a portfolio of ~$900M+ at Yieldstreet.

Bridge Loans: Yieldstreet provides our Commercial Real Estate investment partners with interim bridge funding solutions across the capital structure.
- **Target Yield:** 7.5%+
- **Loan size:** $3M-$18M
- **Term:** Up to 60 months
- **Max LTV**: 65%-80%
  Property Types: Office, Industrial, Multi-Family, select land, select retail & select hotel (no healthcare, self-storage, limited construction)

CRE Equity: Yieldstreet participates in equity investments of commercial real estate.
- **Target Yield:** 14%+ (typically high teens)
- **Ticket size:** $4M-22M
- **Property Types:** Select Office, Industrial, Multi-Family, select retail & select hotel

Single Family Rental / Build For Rent: Yieldstreet participates in equity investments of Single family houses and rents them out to earn yield.
- **Target Yield:** SFR: (6.5% unlevered; 13% levered) / BFR: (7.5% unlevered for CofO, 9% for development)
- **Ticket size:** SFR: ($5M - $20M) / BFR: ($7M - $20M)

Stats

+ **$900M+ capital committed to date**
+ **100+ transactions**
+ **$10M average offering size**
+ **~$440M+ Current Portfolio**

Yieldstreet

Art Finance
Investment Strategy



Rebecca Fine is the Managing Director of Athena Art Finance. She has over 25 years of experience in the art market and art finance. She was then a partner at an art law boutique where she represented some of the world's most prominent art collectors, dealers, museums, art funds and foundations.

Yieldstreet x Athena Art Finance is a solutions-oriented partner, offering asset based lending secured solely by blue-chip art collections. Art financing can be an important tool to generate liquidity and maximize returns within a broader financial plan. Athena works closely with high net worth individuals and their fiduciaries to structure bespoke financing solutions. We have originated more than $600 million in art-backed loans to date. Our strong record and reputation is a result of our discretion, financial aptitude,, and dedication to client service.

- **Target Yield:** 6%+
- **Loan size:** $2M - $50M
- **LTV:** 55%+
- **Asset types:** Liquid segment of the art market - paintings and sculptures executed by top 500 blue chip artists (data driven)
- **Security:** First priority perfected security interests
- **Diversified Pool:** Minimum of 2 pieces of collateral

Stats

+ **$475M+ capital committed to date**
+ **$13M average offering size**
+ **~$130M+ Current Portfolio**

Legal Finance
Investment Strategy

Yieldstreet has been a trailblazer in the industry having funded over $280M of legal finance transaction volume since inception. We have played a key role in unlocking value from legal claims, settlements, judgements, and awards and fee receivables for commercial entities and law firms, and providing attractive yields to investors.

- **Target Yield:** 10%+
- **Transaction Size:** $5M-$40M
- **Term:** Up to 72 months
  Geography: Primarily U.S., selectively international
- **Transaction Types**: Law firm financing, pre and post settlement financing



Michael Weisz is the Founder and President of Yieldstreet. Michael brings with him over 10 years of investment experience and Legal Finance experience. Michael currently manages a ~$135M+ portfolio.

Stats

+ **$400M+ capital committed to date**
+ **80+ transactions**
+ **$5M average offering size**
+ **~$135M+ Current Portfolio**

Yieldstreet

Private Business Credit
Investment Strategy



Barbara Anderson joined Yieldstreet in 2020 after co-founding and serving as the Chief Operating Officer at i2B Capital. Barbara brings more than 30 years of asset-based loan underwriting, management, and restructuring expertise to Yieldstreet Private Business Credit. Prior to founding i2B Capital, Barbara was Executive Managing Director at VION Receivable Investments. Barbara is a graduate of Colgate University after which she completed the National Westminster Bank USA, 18-month, Commercial Loan Officer Development Program. Barbara was also recently recognized in the ABF Journal as one of the top 25 women in Asset Based lending, and SFFnet.

Commercial Loans: Yieldstreet provides our partners with loans across factoring, supply chain financing, and equipment financing.

- **Target Yield:** 7.5%+
- **Transaction Types:** Direct lending, First Out, Pari Passu and Last Out Participations, Performing Asset Purchases, Supply Chain Financing
  Transaction Size: $10M-50M
- **Term:** 4 - 60 months

Consumer Loans: Yieldstreet participates in consumer installment loans, secured and unsecured.

- **Target Yield:** 8%+
- **Transaction Size:** $10M-20M
- **Term:** 12-60 months

Stats

+ **$500M+ capital committed to date**
+ **80+ transactions**
+ **$8M+ average offering size**
+ **$150M+ Current Portfolio**

© 2022 YieldStreet Inc.

Yieldstreet

Third Party Funds
Investment Strategy



Jay Nayak is a Director and Head of Third Party Funds at Yieldstreet. Jay brings 15 years of private markets experience and has worked with institutional investors to commit and deploy over $10 billion across various private equity, private credit, real estate and real assets strategies, globally.

Private Equity / Venture Capital: Focus on growth and buyout PE, early stage to growth VC, crypto VC, and secondaries across PE & VC
- **Target Net Returns**: 15%+
- **Terms:** 5-10+ years
- **Draw Schedule:** 3-5 years

Private Credit: Focus on special situation financing, distressed and CLOs
- **Target Net Returns**: 10%+
- **Terms:** 2-5+ years
- **Draw Schedule:** 2-3 years

Niche Strategies: Focus on dislocation, opportunistic, and ESG strategies
- **Target Net Returns**: 15%+
- **Terms:** 3-10 years
- **Draw Schedule:** ~3 years

Stats

+ **$160M+ TPF subscriptions in 2021**
+ **$500M(e) TPF subscriptions in 2022**

Illustrative partners

 STEPSTONE *inside private markets*   KKR   AVIATORCAPITAL

 Avenue Capital Group

 HARBOR GROUP INTERNATIONAL

© 2022 YieldStreet Inc.

Yieldstreet

Legal Disclaimer

This Confidential Information Memorandum (including any information that has been or may be supplied in writing or orally in connection herewith or in connection with any future inquiries, this "Information Memorandum") has been prepared by and is being furnished solely for the purpose of considering a transaction involving YieldStreet, Inc. ("Yieldstreet" or the "Company").

The information being furnished here, and other information received by you in connection with this transaction, oral or written, is considered "Confidential Information" under the confidentiality letter agreement (the "Confidentiality Agreement") between you and Yieldstreet. The Confidentiality Agreement strictly limits your use, copying and disclosure of this presentation and all other such information. Any person in possession of this presentation should familiarize themselves with the terms of the Confidentiality Agreement and are expected to comply with the terms of such agreement.

This presentation has been prepared based upon information furnished by the Company, with market information provided by various third-party sources. This contains descriptive materials, financial projections and other data compiled for the convenience of parties interested in contemplating a transaction involving the Company. This presentation is being delivered by Yieldstreet to you with the understanding that you will conduct your own independent investigation of those matters, which you deem appropriate without reliance upon the Company or any materials set out in this presentation.

This presentation includes certain forward-looking statements, including estimates, forecasts and projections provided by the management of Yieldstreet regarding future performance. Such forward-looking statements, estimates, forecasts and projections (i) reflect various assumptions concerning future industry performance, general business, economic and regulatory conditions, market conditions for the Company's products and other matters, which assumptions may or may not prove to be correct, (ii) are inherently subject to significant contingencies and uncertainties, many of which are outside the control of the Company and (iii) should not be regarded as a representation by the Company that such estimates, forecasts or projections will be achieved. Actual results can be expected to vary and those variations may be material.

The Company does not make any expressed or implied representation or warranty as to the accuracy or completeness of the information contained herein (including but not limited to projections of future performance) or made available in connection with any further investigation of a potential transaction involving the Company. The Company expressly disclaims any and all liability for representations, expressed or implied, contained herein or for omissions from or errors in this presentation or any other written or oral communication transmitted to you in the course of your evaluation of a potential transaction. All summaries and discussions of documentation and/or financial information contained herein are qualified in their entirety by reference to the actual documents and/or financial statements. You will be entitled to rely solely on the representations and warranties made to you by the Company in a definitive written agreement relating to a transaction involving the Company, when and if executed, and subject to any limitations and restrictions as may be specified in such definitive agreement. No other representations and warranties will have any legal effect.

In furnishing this presentation, The Company does undertake any obligation to provide you with access to any additional information. This presentation shall not be deemed an indication of the state of affairs of the Company nor shall it constitute an indication that there has been no change in the business or affairs of the Company since the date hereof. The Company is free to conduct the process of the potential transaction as it deems in its sole discretion (including, without limitation, terminating further participation in the process by any party, negotiating with prospective transaction counterparties and entering into an agreement with respect to a transaction without prior notice to you or any other person) and any procedures relating to such transaction may be changed at any time without prior notice to you or any other person.

This presentation includes logos or other words or devices that may be registered trademarks of their respective owners. Such use is solely for purposes of convenience in referring to the trademark owners and their products/services. This presentation and its contents are not endorsed, sponsored or affiliated with any trademark owner.

This presentation does not constitute an offer to accept any proposal, but is merely a solicitation of interest with respect to a transaction involving the Company. Yieldstreet reserves the right to request the return of this presentation at any time. Please direct all inquiries to the Yieldstreet personnel and investment professionals you have as contacts.

Confidential: This presentation is for the discussion purposes only and does not represent an offer of the solicitation of an offer to sell any securities to any investors. This document is not intended for any investor audience. Please see the disclaimer on the last page hereof.]

© 2022 YieldStreet Inc.

28

Legal Disclaimer

Investors should carefully consider the investment objectives, risks, charges and expenses of the YieldStreet Prism Fund before investing. The prospectus for the YieldStreet Prism Fund contains this and other information about the Fund and can be obtained by emailing investments@yieldstreetprismfund.com or by referring to www.yieldstreetprismfund.com. The prospectus should be read carefully before investing in the Fund.

Investments in the Fund are not bank deposits (and thus not insured by the FDIC or by any other federal governmental agency) and are not guaranteed by Yieldstreet or any other party.

The securities described in the prospectus are not offered for sale in the states of Nebraska or North Dakota or to persons resident or located in such states. No subscription for the sale of Fund shares will be accepted from any person resident or located in Nebraska or North Dakota.